

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

8 April 2003


03022355

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 7 April 2003, Re: Proposed disposal of: 1) approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company (collectively "the Amsteel Group") in settlement of debts owing by CIL for a total cash consideration of HK$11 million; and 2) the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited for a total cash consideration of HK$17 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/5

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.



Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 07-04-2003 05:39:13 PM
Reference No AA-030407-50627

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ◉ Announcement ○ Reply to query

* Subject :

Proposed disposal of:

1) approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company (collectively "the Amsteel Group") in settlement of debts owing by CIL for a total cash consideration of HK$11 million ("Proposed Disposal of CIL Shares"); and

2) the Amsteel Group's 241,615,000 shares of HK$0.20 each in eCyberChina Holdings Limited for a total cash consideration of HK$17 million ("Proposed Disposal of eCyberChina Shares")

(collectively referred to as "the Proposed Disposals")

* **Contents :-**

We refer to the announcement made by the Company on 24 December 2002.

The Board of Directors of the Company wishes to announce that:

i) the Securities Commission ("SC") has vide its letter dated 3 April 2003, which was received on 4 April 2003, approved the waiver sought by the Company from the SC from having to obtain the SC's approval for the Proposed Disposals;

ii) on 2 April 2003, the scheme of arrangement proposed by CIL with its creditors ("CIL-Scheme") was sanctioned by the court.

The Proposed Disposal of CIL Shares remains subject to the following conditions being satisfied:

i) the CIL Scheme becoming effective; and

ii) the receipt of approximately 1,512,356,160 new CIL Shares by the Amsteel Group pursuant to



the CIL Scheme.

The Proposed Disposal of eCyberChina Shares remains subject to the following conditions being satisfied:

i) the CIL Scheme becoming effective; and

ii) where applicable, consents from the relevant banks for the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

